SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit     Description
No.1        Transaction in Own Shares released on 13 March 2006
No.2        Holding(s) in Company released on 14 March 2006
No.3        Holding(s) in Company released on 15 March 2006
No.4        Director/PDMR Shareholding released on 15 March 2006
No.5        Transaction in Own Shares released on 15 March 2006
No.6        Holding(s) in Company released on 15 March 2006
No.7        Holding(s) in Company released on 16 March 2006
No.8        Transaction in Own Shares released on 16 March 2006
No.9        Transaction in Own Shares released on 20 March 2006
No.10       Holding(s) in Company released on 21 March 2006
No.11       Holding(s) in Company released on 21 March 2006
No.12       Transaction in Own Shares released on 21 March 2006
No.13       Transaction in Own Shares released on 22 March 2006
No.14       Transaction in Own Shares released on 23 March 2006
No.15       Holding(s) in Company released on 24 March 2006
No.16       Transaction in Own Shares released on 24 March 2006

Exhibit No.1


13 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 709,290 Ordinary shares of 10p in the Company for cancellation at an average price of 238.26p per share.

Exhibit No.2


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Prudential Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above, and its subsidiary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUCLT HSBC GIS NOM(UK) PAC AC - 29,983,705 SHARES

PRUCLT HSBC GIS NOM(UK) PHL AC - 625,000 SHARES
PRUCLT HSBC GIS NOM(UK) PPL AC - 181,346 SHARES
PRUCLT HSBC GIS NOM(UK) HYBF AC - 235,000 SHARES

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

10 March 2006

11. Date Company informed

14 March 2006

12. Total holding following this notification

31,025,051


13. Total percentage holding of issued class following this notification

5%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

14 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Deutsche Bank AG.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Deutsche Bank AG - 39,877,066 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security
Ordinary 10p Share

10. Date of transaction
14 March 2006

  11. Date Company informed
15 March 2006

12. Total holding following this notification
39,877,066


13. Total percentage holding of issued class following this notification
6.38%

14. Any additional information


 15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
15 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.4


15 March 2006


                               THE RANK GROUP Plc

                               DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 15 March 2006, Ordinary shares were purchased by the following directors at the price of 246p per share, in accordance with the Company's quarterly share purchase programme for non-executive directors:


Director                   No. of Ordinary shares     Total holding of Ordinary
                                        purchased                        shares

John Sunderland                             1,233                         5,584

Oliver Stocken                              1,124                        45,290

Brendan O'Neill                             1,332                         3,648

Richard Greenhalgh                          1,379                         4,185

John Warren                                   320                        10,320


                                     -ends-

Enquiries:
The Rank Group Plc
Pamela Coles - Company Secretary
020 7706 1111

Exhibit No.5


15 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 1,366,600 Ordinary shares of 10p in the Company for cancellation at an average price of 245.74p per share.

Exhibit No.6


                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE ATTACHED LETTER (BELOW)


5)   Number of shares/amount of stock acquired.




6)   Percentage of issued Class




7)   Number of shares/amount of stock disposed




8)   Percentage of issued Class




9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     14 Mar 2006


11)  Date company informed

     15 Mar 2006


12)  Total holding following this notification

     80,392,006


13)  Total percentage holding of issued class following this notification

     12.95%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL


     Date of Notification      15 Mar 2006



Letter to: Rank Group plc

Dated: 14 March 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Please also note the interest in ordinary shares submitted on 23rd and 26th January 2006 were notified by Fidelity International in error.


From: Fidelity International



Amendment 29

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1.   Company in which shares are held:      Rank Group Plc

2.   Notifiable Interest:    Ordinary Shares

          Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

          Mr Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A

SECURITY: RANK GROUP PLC                                            Amendment 29

CURRENT OWNERSHIP
PERCENTAGE:                 12.95%

TOTAL SHARES HELD:     80,392,006

SHARES IN ISSUE:      620,827,277

CHANGE IN HOLDINGS
SINCE LAST FILING:     (5,374,219) ordinary shares



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        5,437,890      FPM       NORTHERN TRUST LONDON
                        4,998,720      FPM       STATE STR BK AND TR CO LNDN (S
                        4,014,100      FPM       JP MORGAN, BOURNEMOUTH
                        1,346,800      FPM       MELLON BANK
                          904,500      FPM       HSBC BANK PLC
                          902,500      FPM       BANK OF NEW YORK BRUSSELS
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          158,300      FPM       CLYDESDALE BANK PLC
                       54,407,595      FISL      JP MORGAN, BOURNEMOUTH
                        3,215,800      FIL       JP MORGAN, BOURNEMOUTH
                          942,751      FIL       BROWN BROS HARRIMN LTD LUX
                          306,000      FIL       BANK OF NEW YORK BRUSSELS
                        2,899,150      FII       JP MORGAN, BOURNEMOUTH


Exhibit No.7


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     Fidelity International Ltd

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE ATTACHED LETTER (BELOW)


5)   Number of shares/amount of stock acquired.



6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)


7)   Number of shares/amount of stock disposed


8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     15 Mar 2006

11)  Date company informed

     16 Mar 2006

12)  Total holding following this notification

     86,336,806

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

     13.91%

14)  Any additional information



15)  Name of contact and telephone number for queries

     Clare Duffill
     Assistant Company Secretary
     The Rank Group Plc
     6 Connaught Place
     London W2 2EZ (tel: 020 7706 111)

16) Name and signature of authorised company official responsible for making this notification

     Clare Duffill

     Date of Notification ............... 16 Mar 2006



Letter to: Rank Group plc
Dated: 15 March 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.


From: Fidelity International



Amendment 30

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1.   Company in which shares are held:      Rank Group Plc

2.   Notifiable Interest:    Ordinary Shares

          Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

          Mr Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A
                                                               Amendment 30

Security: RANK GROUP PLC

Currant ownership percentages:           13.91%

Total Shares Held:                   86,336,806

Shares in issue:                    620,827,277

Change in holdings
since last filling:                 +5,944,800 ordinary shares



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        5,437,890      FPM       NORTHERN TRUST LONDON
                        4,998,720      FPM       STATE STR BK AND TR CO LNDN (S
                        4,014,100      FPM       JP MORGAN, BOURNEMOUTH
                        1,346,800      FPM       MELLON BANK
                          904,500      FPM       HSBC BANK PLC
                          902,500      FPM       BANK OF NEW YORK BRUSSELS
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          158,300      FPM       CLYDESDALE BANK PLC
                       54,407,595      FISL      JP MORGAN, BOURNEMOUTH
                        5,891,451      FIL       BROWN BROS HARRIMN LTD LUX
                        3,215,800      FIL       JP MORGAN, BOURNEMOUTH
                          306,000      FIL       BANK OF NEW YORK BRUSSELS
                        2,899,150      FII       JP MORGAN, BOURNEMOUTH
                          996,100    FIGEST      BNP PARIBAS,PARIS

Exhibit No.8


16 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 359,000 Ordinary shares of 10p in the Company for cancellation at an average price of 240.99p per share.

Exhibit No.9


20 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 700,000 Ordinary shares of 10p in the Company for cancellation at an average price of 242.995p per share.

Exhibit No.10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF LISTED COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP
FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above;
     in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFIABLE INTEREST OF COMPANIES IN (2)
ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)



7)   Number of shares/amount of stock disposed



8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)



9)   Class of security

ORDINARY SHARES

10)  Date of transaction

17 MAR 2006

11)  Date listed company informed

21 MAR 2006

12)  Total holding following this notification

87,556,106

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

14.10%

14)  Any additional information


15)  Name of contact and telephone number for queries

CLARE DUFFILL
020 7706 1111


16) Name and signature of duly authorised officer of the listed company responsible for making this notification

     Date of Notification .......   21 MAR 2006  .................

Letter to Rank Group PLC

Enclosed are amended notifications of disclosable interests under the UK Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for the purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity



Amendment 31

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1.   Company in which shares are held:      Rank Group Plc

2.   Notifiable Interest:                   Ordinary Shares

          Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

          Mr Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A
                                                               Amendment 31

Security: RANK GROUP PLC

Currant ownership percentages:           14.10%

Total Shares Held:                   87,556,106

Shares in issue:                    620,827,277

Change in holdings
since last filling:                 +1,219,300 ordinary shares



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        5,437,890      FPM       NORTHERN TRUST LONDON
                        4,998,720      FPM       STATE STR BK AND TR CO LNDN (S
                        4,014,100      FPM       JP MORGAN, BOURNEMOUTH
                        1,346,800      FPM       MELLON BANK
                          904,500      FPM       HSBC BANK PLC
                          902,500      FPM       BANK OF NEW YORK BRUSSELS
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          158,300      FPM       CLYDESDALE BANK PLC
                       55,348,995      FISL      JP MORGAN, BOURNEMOUTH
                        6,110,751      FIL       BROWN BROS HARRIMN LTD LUX
                        3,215,800      FIL       JP MORGAN, BOURNEMOUTH
                          306,000      FIL       BANK OF NEW YORK BRUSSELS
                        2,957,750      FII       JP MORGAN, BOURNEMOUTH
                          996,100    FIGEST      BNP PARIBAS,PARIS

Exhibit No.11


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)


7)   Number of shares/amount of stock disposed


8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)


9)   Class of security

      ORDINARY SHARES

10)  Date of transaction

     21 MARCH 2006

11)  Date company informed

     21 MARCH 2006

12)  Total holding following this notification

      92,902,789

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

      15.01%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....21 MARCH 2006......

Letter to: Rank Group plc
Dated: 21 March 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.


From: Fidelity International



Amendment 32

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1.   Company in which shares are held:      Rank Group Plc

2.   Notifiable Interest:    Ordinary Shares

          Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

          Mr Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A
                                                               Amendment 32

Security: RANK GROUP PLC

Currant ownership percentages:           15.01%

Total Shares Held:                   92,902,789

Shares in issue:                    619,083,987

Change in holdings
since last filling:                 +5,346,683 ordinary shares



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        5,615,390      FPM       NORTHERN TRUST LONDON
                        5,157,220      FPM       STATE STR BK AND TR CO LNDN (S
                        4,114,100      FPM       JP MORGAN, BOURNEMOUTH
                        1,443,600      FPM       MELLON BANK
                          989,400      FPM       BANK OF NEW YORK BRUSSELS
                          904,500      FPM       HSBC BANK PLC
                          647,700      FPM       BANKERS TRUST LONDON
                          287,700      FPM       MIDLAND SECURITIES SERVICES
                          167,000      FPM       CLYDESDALE BANK PLC
                       58,769,505      FISL      JP MORGAN, BOURNEMOUTH
                        6,726,388      FIL       BROWN BROS HARRIMN LTD LUX
                        3,459,736      FIL       JP MORGAN, BOURNEMOUTH
                          335,000      FIL       BANK OF NEW YORK BRUSSELS
                        3,161,850      FII       JP MORGAN, BOURNEMOUTH
                        1,123,700    FIGEST      BNP PARIBAS,PARIS


Exhibit No.12


21 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 500,000 Ordinary shares of 10p in the Company for cancellation at an average price of 239.92p per share.

Exhibit No.13


22 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 800,000 Ordinary shares of 10p in the Company for cancellation at an average price of 237.48p per share.

Exhibit No.14

23 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 521,000 Ordinary shares of 10p in the Company for cancellation at an average price of 233.72p per share.

Exhibit No.15
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc


2. Name of shareholder having a major interest

Deutsche Bank AG.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above, and its affiliates


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG - 43,865,120 shares


5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary 10p Share



10. Date of transaction

22 March 2006



11. Date Company informed

24 March 2006



12. Total holding following this notification

43,865 ,261



13. Total percentage holding of issued class following this notification

7.08%


14. Any additional information



15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133


16. Name and signature of authorised company official responsible for making this notification

Clare Duffill


Date of notification

24 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.16

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 1,000,000 Ordinary shares of 10p in the Company for cancellation at an average price of 231.31p per share.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 March 2006

                                                By:____P M Coles_____

                                                Name:  P M Coles

                                                Title: Company Secretary